Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           ACE Aviation Holdings Inc. Reports Third Quarter Results

           <<
           /NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR
           DISSEMINATION IN THE UNITED STATES/

           THIRD QUARTER OVERVIEW

           - EBITDAR of $558 million (excluding special charge), an increase of
             $7 million from the 2005 quarter.
           - Special non-cash charge of $102 million ($70 million after tax) in connection with Air Canada's obligations for the redemption of Aeroplan miles issued before 2002.
           - Operating income of $305 million (excluding special charge) compared to operating income in the 2005 quarter of $321 million.
           - Net income (including special charge) of $103 million compared to net income of $271 million in the 2005 quarter.
           - Fuel expense increase of $87 million or 13 per cent over the prior year's quarter.
           - Passenger revenues up $103 million or 4 per cent, driven by a 1 per cent yield improvement and 3 per cent growth in traffic.
           - Positive cash flow from operations of $159 million, an improvement of
             $171 million from the third quarter of 2005.

           MONTREAL, Nov. 10 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported operating income of $305 million (excluding special charge) for the quarter, despite a fuel expense increase of $87 million or 13 per cent over the third quarter of 2005.
           Net income in the 2006 quarter amounted to $103 million and included a special charge of $102 million ($70 million after tax) in connection with Air
Canada's obligations for the redemption of Aeroplan miles issued before 2002, a gain of $52 million ($43 million after tax) on the sale of 1.25 million shares of US Airways and foreign exchange losses of $3 million. Net income in the 2005 quarter of $271 million included foreign exchange gains of
$125 million.
           Passenger revenues were up $103 million or 4 per cent reflecting revenue increases in all markets, with the exception of the Atlantic market. Passenger revenues increased 14 per cent on U.S. transborder services. The overall increase in passenger revenues in the third quarter of 2006 was due to a 1 per cent improvement in system passenger revenue yield per revenue passenger mile and a 3 per cent growth in passenger traffic, on a capacity growth of 3 per cent. Revenues were impacted by the terrorist threat in the U.K. on August 10,
2006 and the new security measures introduced subsequently across the entire network. Demand has rebounded in October as evidenced by the record load factor of 78.4 per cent announced earlier this week.
           Unit cost, as measured by operating expense per available seat mile (ASM), rose 2 per cent from the same period in 2005. Excluding fuel expense, unit cost was down 1 per cent.
           EBITDAR(1) for ACE amounted to $558 million (excluding special charge), an improvement of $7 million from the third quarter 2005.
           Air Canada Services reported EBITDAR of $430 million, a decline of
$32 million primarily reflecting the $87 million increase in fuel costs during the quarter. EBITDA at Aeroplan amounted to $36 million, representing an improvement of $13 million, driven by increased redemptions, higher average revenue recognized per Aeroplan mile, and a lower average cost per mile redeemed. Jazz EBITDAR amounted to $79 million, an improvement of $15 million.
ACTS reported EBITDA of $13 million for the quarter.
           "I am pleased to report a solid third quarter result with continued
progress achieved in the implementation of ACE's business strategy," said
Robert Milton, Chairman, President and Chief Executive Officer, ACE Aviation
Holdings Inc.

           Air Canada Services continued to deliver a positive revenue performance, in spite of the quarter on quarter negative impact of a strong Canadian dollar on revenues in international, U.S. transborder and domestic services, the terrorist threat in London and the resultant additional security measures during the quarter and the temporary removal of content by one of the airline's distribution providers in response to distribution model changes.
Its cost performance was negatively impacted again by high fuel prices.
           "Aeroplan reported another strong performance in the quarter with a sixty-one per cent increase in operating income over the previous year. The increase in distributions announced on October 16 will commence with the distribution to be declared for the month of December 2006.
           "The financial performance of Jazz, ACE's regional carrier and Canada's second largest airline, has continuously improved since it became a publicly traded company in February. Jazz reported operating income of $39.2 million for the quarter and recorded $37 million in distributable cash to its investors. Jazz's performance is a reflection of the stability inherent in its
Capacity Purchase Agreement with Air Canada and also of ongoing progress in controlling costs. As a result of its continuing strong financial performance,
Jazz has today announced a 15 per cent increase in monthly distributions.
           "The results reported by ACTS represent encouraging progress over the previous two quarters. While there is still more work to be done, I am confident that ACTS is on track to deliver improving financial results as a result of the strategic changes being implemented by its new management team."

           (1) Non-GAAP Measures

           EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as
Aeroplan and ACTS, EBITDA is used to view operating results before depreciation, amortization and obsolescence as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to Consolidated Highlights or
ACE's Quarter 3 2006 Management's Discussion and Analysis (MD&A) for a
reconciliation of EBITDAR and EBITDA to operating income (loss).
           For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

           CAUTION REGARDING FORWARD-LOOKING INFORMATION
           ---------------------------------------------

           Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices,

general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE's 2005 MD&A dated February 9,
2006. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

           ACE Aviation
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Consolidated
           HIGHLIGHTS
                                                            YTD       YTD
                           Quarter 3 Quarter 3        Quarter 3 Quarter 3
                                2006      2005             2006      2005
           -------------------------------------------------------------------------
           Financial
           (Canadian dollars
            in millions unless                       $                          $
            stated otherwise)                   Change                     Change
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Operating
            revenues, before
            the special
            charge for
            Aeroplan miles(1)  2,947     2,833     114    8,113     7,468     645
           Operating
            revenues(1)        2,845     2,833      12    8,011     7,468     543
           Operating income,
            before the
            special charge
            for Aeroplan
            miles(1)             305       321     (16)     424       489     (65)
           Operating income(1)   203       321    (118)     322       489    (167)
           Non-operating
            income (expense)     (12)      (38)     26      209         3     206
           Income before
            non-controlling
            interest, foreign
            exchange and
            provision for
            income taxes         191       283     (92)     531       492      39
           Income for the
            period               103       271    (168)     457       363      94
           Operating margin,
            before the special
            charge for
            Aeroplan miles(1)   10.3%     11.3%   (1.0)pp   5.2%      6.5%   (1.3)pp
           Operating margin      7.1%     11.3%   (4.2)pp   4.0%      6.5%   (2.5)pp
           EBITDAR, before
            special
            charges(1)(2)        558       551       7    1,210     1,146      64
           EBITDAR(2)            456       551     (95)   1,075     1,146     (71)

           EBITDAR margin,
            before special
            charges(1)(2)       18.9%     19.4%   (0.5)pp  14.9%     15.3%   (0.4)pp
           EBITDAR margin       16.0%     19.4%   (3.4)pp  13.4%     15.3%   (1.9)pp
           Cash, cash
            equivalents and
            short-term
            investments        2,886     2,481     405    2,886     2,481     405
           Cash flows from
            (used for)
            operations           159       (12)    171      726       641      85
           Weighted average
            common shares
            used for
            computation -
            basic                102       101              102        97
           Weighted average
            common shares
            used for
            computation -
            diluted              121       119              121       113
           Earnings per
            share - basic      $1.01     $2.67  ($1.66)   $4.49     $3.75   $0.74
           Earnings per
            share - diluted    $0.95     $2.33  ($1.38)   $4.11     $3.39   $0.72

           -------------------------------------------------------------------------
                                                     %                          %
           Operating Statistics                 Change                     Change
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Revenue
            passenger miles
            (millions) (RPM)  14,346    13,981       3   37,834    36,180       5
           Available seat
            miles (millions)
            (ASM)             17,529    16,961       3   46,742    45,014       4
           Passenger load
            factor              81.8%     82.4%   (0.6)pp  80.9%     80.4%    0.5 pp
           Passenger revenue
            yield per RPM
            (cents)             17.8      17.6       1     18.1      17.4       4
           Passenger revenue
            per ASM (cents)     14.6      14.5       1     14.7      14.0       5
           Operating revenue
            per ASM (cents)(3)  16.8      16.7       1     17.4      16.6       5
           Operating expense
            per ASM (cents)     15.1      14.8       2     16.4      15.5       6
           Operating expense
            per ASM,
            excluding fuel
            expense (cents)     10.7      10.8      (1)    12.2      11.9       3
           Operating expense
            per ASM, excluding
            fuel expense and
            the special charge
            for labour
            restructuring
            (cents)(4)          10.7      10.8      (1)    12.2      11.9       2
           Average number of
            full-time
            equivalent (FTE)
            employees
            (thousands)         32.7      32.9       -     32.9      32.3       2

           Available seat
            miles per FTE
            employee
            (thousands)          536       516       4    1,420     1,395       2
           Operating revenue
            per FTE employee
            (thousands)(3)     $  90     $  86       5    $ 247     $ 231       7
           Aircraft in
            operating fleet
            at period end(5)     335       309       8      335       309       8
           Average aircraft
            utilization
            (hours per
            day)(6)(7)          11.1      11.3      (2)    10.5      10.8      (3)
           Average aircraft
            flight length
            (miles)(7)           921       921       -      882       881       -
           Fuel price per
            litre (cents)(8)    70.0      64.0       9     67.0      58.1      16
           Fuel litres
            (millions)         1,085     1,055       3    2,906     2,786       4
           -------------------------------------------------------------------------

           (1) A special charge of $102 million was recorded to operating revenues in Quarter 3 2006 in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles ("Special charge for Aeroplan miles").
               Refer to section 10 "Non-GAAP Financial Measures of ACE's Quarter 3
               2006 MD&A.
           (2) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

           EBITDAR is reconciled to operating income as follows:
           ($ millions)

                                                            YTD       YTD
                           Quarter 3 Quarter 3        Quarter 3 Quarter 3
                                2006      2005             2006      2005
                           -------------------        -------------------
           Operating income      203       321              322       489
           Add back:
             Aircraft rent       108       112              334       300
             Depreciation,
              amortization &
              obsolescence       145       118              419       357
                           -------------------        -------------------
           EBITDAR               456       551            1,075     1,146
                           -------------------        -------------------
           Add back:
             Special charge
              for labour
              restructuring(3)     -         -               33         -
             Special charge
              for Aeroplan
              miles(1)           102         -              102         -
                           -------------------        -------------------

           EBITDAR before
            special charges      558       551            1,210     1,146
                           -------------------        -------------------
                           -------------------        -------------------

           (3) Before the special charge for Aeroplan miles described in (1)
           (4) A special charge for labour restructuring of $33 million was recorded in Quarter 1 2006.
               Operating expense per available seat mile, before fuel expense and the special charge for labour restructuring, is calculated as operating expense, removing fuel expense and the special charge for labour restructuring, divided by ASMs.
               Refer to section 10 "Non-GAAP Financial Measures" of ACE's Quarter 3
               2006 MD&A for additional information.
           (5) Operating fleet excludes chartered freighters in 2006 and 2005.
           (6) Excludes maintenance down-time.
           (7) Excludes third party carriers operating under capacity purchase arrangements.

           ACE Aviation                      Consolidated Statement of Operations
                                                            and Retained Earnings
           -------------------------------------------------------------------------
           (in millions except
            per share figures -            Three Months Ended   Nine Months Ended
            Canadian dollars)                    September 30        September 30
           (unaudited)                         2006      2005      2006      2005
           -------------------------------------------------------------------------
           Operating revenues
             Passenger                      $ 2,564   $ 2,461   $ 6,873   $ 6,300
             Cargo                              157       162       460       444
             Other                              226       210       780       724
           -------------------------------------------------------------------------
                                              2,947     2,833     8,113     7,468
           Special charge for
            Aeroplan miles                     (102)        -      (102)        -
           -------------------------------------------------------------------------
                                              2,845     2,833     8,011     7,468
           -------------------------------------------------------------------------
           Operating expenses
             Salaries, wages and benefits       641       635     1,919     1,870
             Aircraft fuel                      762       675     1,962     1,620
             Aircraft rent                      108       112       334       300
             Airport and navigation fees        275       259       750       702
             Aircraft maintenance,
              materials and supplies            100        80       347       263
             Communications and
              information technology             70        75       217       230
             Food, beverages and supplies        93        94       255       253
             Depreciation, amortization
              and obsolescence                  145       118       419       357
             Commissions                         61        68       188       206
             Special charge for labour
              restructuring                       -         -        33         -
             Other                              387       396     1,265     1,178
           -------------------------------------------------------------------------
                                              2,642     2,512     7,689     6,979
           -------------------------------------------------------------------------
           Operating income                     203       321       322       489
           -------------------------------------------------------------------------
           Non-operating income (expense)
             Interest income                     33        20        84        47
             Interest expense                   (94)      (76)     (273)     (228)

             Interest capitalized                18         2        40         8
             Gain on sale of US Airways
              shares                             52         -       152         -
             Gain (loss) on sale of assets
              and provisions on assets           (4)        2         -         2
             Dilution gain                        -         -       220       190
             Other                              (17)       14       (14)      (16)
           -------------------------------------------------------------------------
                                                (12)      (38)      209         3
           -------------------------------------------------------------------------
           Income before the following items    191       283       531       492

           Non-controlling interest             (19)       (9)      (53)      (16)

           Foreign exchange gain (loss)          (3)      125       117        57

           Provision for income taxes           (66)     (128)     (138)     (170)
           -------------------------------------------------------------------------
           Income for the period            $   103   $   271   $   457   $   363
           -------------------------------------------------------------------------
           Retained earnings, beginning
            of period as originally reported    756       249       415       157

           Adjustment related to change in
            accounting policy                     -       (16)      (13)      (16)
           -------------------------------------------------------------------------
           Retained earnings, beginning of
            period as restated                  756       233       402       141
           -------------------------------------------------------------------------
           Retained earnings, end of period $   859   $   504   $   859   $   504
           -------------------------------------------------------------------------
           Earnings per share (restated)
             - Basic                        $  1.01   $  2.67   $  4.49   $  3.75
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
             - Diluted                      $  0.95   $  2.33   $  4.11   $  3.39
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
           www.sec.gov/edgar.shtml

           ACE Aviation              Consolidated Statement of Financial Position
           -------------------------------------------------------------------------
           (in millions except per share figures -
            Canadian dollars)                                 September  December
           (unaudited)                                         30, 2006  31, 2005
           -------------------------------------------------------------------------

           ASSETS

           Current
             Cash and cash equivalents                          $ 1,747   $ 1,565
             Short-term investments                               1,139       616
           -------------------------------------------------------------------------
                                                                  2,886     2,181
             Restricted cash                                         51        86
             Accounts receivable                                    824       637
             Spare parts, materials and supplies                    269       325
             Prepaid expenses and other current assets               97       125
           -------------------------------------------------------------------------

                                                                  4,127     3,354

           Property and equipment                                 5,822     5,494

           Deferred charges                                         122       145

           Intangible assets                                      2,193     2,462

           Investments and other assets                             329       392
           -------------------------------------------------------------------------
                                                                $12,593   $11,847
           -------------------------------------------------------------------------

           LIABILITIES

             Current
               Accounts payable and accrued liabilities         $ 1,532   $ 1,355
               Advance ticket sales                                 811       711
               Current portion of Aeroplan deferred revenues        772       680
               Current portion of long-term debt and
                capital leases                                      285       265
           -------------------------------------------------------------------------
                                                                  3,400     3,011

               Long-term debt and capital leases                  3,643     3,543

               Convertible preferred shares                         161       148

               Future income taxes                                  180       221

               Pension and other benefit liabilities              2,006     2,154

               Aeroplan deferred revenues                           978       953

               Other long-term liabilities                          401       446
           -------------------------------------------------------------------------
                                                                 10,769    10,476
           -------------------------------------------------------------------------

           NON-CONTROLLING INTEREST                                 225       203

           SHAREHOLDERS'  EQUITY

           Share capital and other equity                           714       747

           Contributed surplus                                       26        19

           Retained earnings                                        859       402
           -------------------------------------------------------------------------
                                                                  1,599     1,168
           -------------------------------------------------------------------------
                                                                $12,593   $11,847
           -------------------------------------------------------------------------

           The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
           www.sec.gov/edgar.shtml

           ACE Aviation                       Consolidated Statement of Cash Flow
           -------------------------------------------------------------------------
           (in millions of                 Three Months Ended   Nine Months Ended
            Canadian dollars)                    September 30        September 30
           (unaudited)                         2006      2005      2006      2005
           -------------------------------------------------------------------------

           Cash flows from (used for)

           Operating
             Income for the period          $   103   $   271   $   457   $   363

             Adjustments to reconcile to
              net cash provided by
              operations
               Depreciation, amortization
                and obsolescence                145       118       419       357
               Gain on sale of
                US Airways shares               (52)        -      (152)        -
               (Gain) loss on sale of assets      4        (2)        -        (2)
               Dilution gain                      -         -      (220)     (190)
               Foreign exchange (gain) loss       1      (149)     (129)      (94)
               Future income taxes               66       125       138       161
               Employee future benefit
                funding more than expense       (63)      (33)     (131)      (47)
               Decrease (increase) in
                accounts receivable             (49)     (131)     (192)     (330)
               Decrease (increase) in spare
                parts, materials and
                supplies                         12         3        47        (2)
               Increase (decrease) in
                accounts payable and
                accrued liabilities             120        (7)      175        53
               Increase (decrease) in
                advance ticket sales, net
                of restricted cash             (239)     (155)      150       345
               Special charge for
                Aeroplan miles                  102         -       102         -
               Other                              9       (52)       62        27
           -------------------------------------------------------------------------
                                                159       (12)      726       641
           -------------------------------------------------------------------------
           Financing
             Issue of common shares               -        (1)        3       442
             Issue of convertible notes           -         -         -       319
             Issue of Aeroplan units              -         -         -       232
             Issue of Jazz units                  -         -       218         -
             Credit facility
              borrowings - Aeroplan               -       (18)        -       300
             Credit facility
              borrowings - Jazz                   -         -       113         -
             Aircraft related borrowings         99       213       321       213
             Reduction of long-term debt
              and capital lease obligations     (58)      (67)     (207)     (834)
             Distributions paid to
              non-controlling interests         (14)       (3)      (36)       (3)
             Other                                -         1         -        (4)
           -------------------------------------------------------------------------
                                                 27       125       412       665
           -------------------------------------------------------------------------
           Investing
             Short-term investments            (372)      136      (523)   (1,219)
             Additions to capital assets       (213)     (316)     (692)     (411)
             Proceeds from sale of assets        40         4        40        41
             Investment in US Airways shares      -       (87)        -       (87)
             Sale of US Airways shares           74         -       232         -
             Proceeds from sale of
              Aeroplan units                      -         -         -        35
             Proceeds from sale of
              Jazz units                          -         -        14         -

             Cash collaterization of
              letters of credit                 (11)      (15)      (15)      (35)
             Other                              (12)        -       (12)        -
           -------------------------------------------------------------------------
                                               (494)     (278)     (956)   (1,676)
           -------------------------------------------------------------------------

           Increase (decrease) in cash
            and cash equivalents               (308)     (165)      182      (370)

           Cash and cash equivalents,
            beginning of period               2,055     1,276     1,565     1,481
           -------------------------------------------------------------------------

           Cash and cash equivalents,
            end of period                   $ 1,747   $ 1,111   $ 1,747   $ 1,111
           -------------------------------------------------------------------------

           Cash payments of interest        $    54   $    54   $   194   $   163
           -------------------------------------------------------------------------
           Cash payments of income taxes    $     3   $    11   $     9   $    20
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Cash and cash equivalents exclude Short-term investments of $1,139 as at
           September 30, 2006 ($616 as at December 31, 2005)

           The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
           www.sec.gov/edgar.shtml
           >>
           %CIK: 0001295721

           /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; www.aceaviation.com/
           (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 08:32e 10-NOV-06